Kiromic Biopharma, Inc.

7707 Fannin, Suite 140

Houston, TX 77054

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Kiromic Biopharma, Inc. (CIK: 0001792581)
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Kiromic Biopharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, June 29, 2021, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

KIROMIC BIOPHARMA, INC.

By:	/s/ Maurizio Chiriva Internati
Name:	Maurizio Chiriva Internati
Title:	Chief Executive Officer

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